Baytex Energy Corp.
Q3 2013 MD&A    Page 1

Exhibit 99.2
BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013 and 2012
Dated October 29, 2013

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three and nine months ended September 30, 2013. This information is provided as of October 29, 2013. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The third quarter results have been compared with the corresponding period in 2012. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three and nine months ended September 30, 2013, its audited consolidated financial statements for the years ended December 31, 2012 and 2011, together with accompanying notes, and its Annual Information Form for the year ended December 31, 2012. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. As sales volumes are not materially different than production volumes, we believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Baytex Energy Corp.
Q3 2013 MD&A    Page 2

RESULTS OF OPERATIONS

Production

	Three Months Ended September 30			Nine Months Ended September 30
Daily Production	2013	2012	Change	2013	2012	Change
Light oil and NGL (bbl/d)	8,366	7,047	19%	8,163	7,233	13%
Heavy oil (bbl/d)(1)	44,908	40,580	11%	41,664	39,176	6%
Natural gas (mcf/d)	41,460	40,524	2%	41,979	43,336	(3)%
Total production (boe/d)	60,184	54,381	11%	56,823	53,633	6%

Production Mix
Light oil and NGL	14%	13%	—	14%	14%	—
Heavy oil	75%	75%	—	74%	73%	—
Natural gas	11%	12%	—	12%	13%	—

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended September 30, 2013, heavy oil sales volumes were 78 bbl/d higher than production volumes (three months ended September 30, 2012 – 148 bbl/d lower). For the nine months ended September 30, 2013, heavy oil sales volumes were 91 bbl/d higher than production volumes (nine months ended September 30, 2012 – 49 bbl/d lower).

Production for the three months ended September 30, 2013 averaged 60,184 boe/d, compared to 54,381 boe/d for the same period in 2012, an 11% increase. Light oil and natural gas liquids (“NGL”) production in the third quarter of 2013 increased by 19% to 8,366 bbl/d, as compared to 7,047 bbl/d in the third quarter of 2012, primarily due to successful development activities in the U.S. Heavy oil production for the third quarter of 2013 increased by 11% to 44,908 bbl/d from 40,580 bbl/d in the third quarter of 2012 primarily due to successful development activities in the Peace River area. Natural gas production increased by 2% to 41.5 mmcf/d for the third quarter of 2013, as compared to 40.5 mmcf/d for the same period in 2012, primarily due to successful drilling results in the Pembina region of Alberta.

Production for the nine months ended September 30, 2013 averaged 56,823 boe/d, compared to 53,633 boe/d for the same period in 2012, a 6% increase. Light oil and NGL production in the first nine months of 2013 increased by 13% to 8,163 bbl/d, as compared to 7,233 bbl/d in the first nine months of 2012, primarily due to successful development activities in the U.S., partially offset by the sale of 950 bbl/d associated with our non-operated position in North Dakota in the second quarter of 2012. Heavy oil production for the nine months ended September 30, 2013 increased by 6% to 41,664 bbl/d from 39,176 bbl/d for the same period in 2012 primarily due to successful development activities in the Peace River area. Natural gas production decreased by 3% to 42.0 mmcf/d for the first nine months of 2013, as compared to 43.3 mmcf/d for the same period in 2012, primarily due to natural declines as we focused our capital spending on oil projects.

Commodity Prices

Crude Oil

For the nine months ended September 30, 2013, the West Texas Intermediate ("WTI") oil prompt price averaged US$98.15/bbl. In early July WTI prices staged a US$10.00/bbl rally, and subsequently held a range of US$103-US$109/bbl during the summer. This increase in WTI prices was driven by new pipeline infrastructure connecting Cushing (the WTI valuation point) to the U.S. Gulf Coast which led to a significant draw of Cushing storage during the peak refining season. Towards the end of the summer, escalating conflict in Syria and a strike by Libyan oil production workers drove prices higher, with the daily high over this period of US$110.53/bbl. WTI prices have since eased with a perceived lessening of geopolitical risk, supply returning to market and the start of refinery turnaround season. For the three months ended September 30, 2013, the WTI oil prompt price averaged US$105.82/bbl.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 23% for the nine months ended September 30, 2013 and 17% for the three months ended September 30, 2013, as compared to 23% and 24%, respectively, for the same periods in 2012. Factors driving a stronger WCS differential in the third quarter of 2013 were peak demand for heavy oil driven by seasonal product and asphalt demand, and increased volumes of heavy oil being transported by rail which pulled heavy oil supply away from traditional heavy oil markets. As a result of narrower heavy oil differentials, our realized average oil and NGL price of $80.75/bbl in Q3/2013 (inclusive of our physical hedging gains) increased by 22% from $66.17/bbl in Q2/2013. The WCS differential widened during the October and November trading cycles due to Canadian and U.S. seasonal refinery maintenance and increased supply as incremental oil sands production from planned projects reached the market. Current indications for 2014, based on forward market strips, indicate that WCS will move back towards WTI less $22.50/bbl, or about 23% discount to WTI, in line with previous years' realizations.

Baytex Energy Corp.
Q3 2013 MD&A    Page 3

Natural Gas

For the nine months ended September 30, 2013, the AECO natural gas price averaged $3.12/mcf, as compared to $2.18/mcf in the same period of 2012. Demand and prices for natural gas peaked in February 2013 and normalized in April 2013 and have since remained near the 5-year average, despite dry gas production remaining elevated. Summer demand was lower than expected due to moderate weather conditions. For the three months ended September 30, 2013, the AECO natural gas price averaged $2.82/mcf, as compared to $2.19/mcf in the same period of 2012.

	Three Months Ended September 30			Nine Months Ended September 30
	2013	2012	Change	2013	2012	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$105.82	$92.22	15%	$98.15	$96.20	2%
WCS heavy oil (US$/bbl)(2)	$88.34	$70.50	25%	$75.29	$74.20	1%
Heavy oil differential(3)	(17)%	(24)%		(23)%	(23)%
CAD/USD average exchange rate	1.0385	0.9953	4%	1.0236	1.0023	2%
Edmonton par oil ($/bbl)	$105.07	$84.79	24%	$95.55	$87.29	9%
AECO natural gas price ($/mcf)(4)	$2.82	$2.19	29%	$3.12	$2.18	43%

Baytex Average Sales Prices
Light oil and NGL ($/bbl)(6)	$88.63	$70.34	26%	$81.23	$74.80	9%
Heavy oil ($/bbl)(5)	$80.15	$59.45	35%	$65.92	$60.06	10%
Physical forward sales contracts gain (loss) ($/bbl)	(0.86)	0.66		0.49	1.06
Heavy oil, net ($/bbl)	$79.29	$60.11	32%	$66.41	$61.12	9%
Total oil and NGL, net ($/bbl)	$80.75	$61.63	31%	$68.83	$63.25	9%
Natural gas ($/mcf)(6)	$2.72	$2.34	16%	$3.26	$2.26	44%

Summary
Weighted average ($/boe)(6)	$74.00	$55.13	34%	$62.41	$55.66	12%
Physical forward sales contracts gain (loss) ($/boe)	(0.64)	0.57		0.36	0.90
Weighted average, net ($/boe)	$73.36	$55.70	32%	$62.77	$56.56	11%

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO arithmetic average month-ahead index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

Baytex Average Sales Prices

During the third quarter of 2013, Baytex’s average sales price for light oil and NGL was $88.63/bbl, up 26% from $70.34/bbl in the third quarter of 2012, in line with the increase in Edmonton par oil benchmark price. Baytex’s realized heavy oil price during the third quarter of 2013, prior to physical forward sales contracts, was $80.15/bbl, or 87% of WCS. This compares to a realized heavy oil price in the third quarter of 2012, prior to physical forward sales contracts, of $59.45/bbl, or 85% of WCS. The discount to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications and has decreased as compared to prior periods due to higher volumes being transported by rail and accessing new markets in the current period. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the third quarter of 2013 was $79.29/bbl, up from $60.11/bbl in the third quarter of 2012 due to the narrowing of the heavy oil differential, the higher volumes being transported by rail and a stronger Canadian dollar. Baytex’s realized natural gas price for the three months ended September 30, 2013 was $2.72/mcf, up from $2.34/mcf in the third quarter of 2012.

During the first nine months of 2013, Baytex’s average sales price for light oil and NGL was $81.23/bbl, up 9% from $74.80/bbl in the same period as 2012, in line with the increase in Edmonton par oil benchmark price. Baytex’s realized heavy oil price during the first nine months of 2013, prior to physical forward sales contracts, was $65.92/bbl, or 86% of WCS. This compares to a realized heavy oil price in the first nine months of 2012, prior to physical forward sales contracts, of $60.06/bbl, or 81% of WCS. The discount to WCS

Baytex Energy Corp.
Q3 2013 MD&A    Page 4

largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications and has decreased as compared to prior periods due to higher volumes being transported by rail and accessing new markets in the current period. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the nine months ended September 30, 2013 was $66.41/bbl, up from $61.12/bbl in the first nine months of 2012 due to the narrowing of the heavy oil differential in the second and third quarters of 2013, partially offset by pipeline apportionments and wider quality discounts in the first quarter of 2013, as well as increased volumes being transported by rail for the nine months ended September 30, 2013. Baytex’s realized natural gas price for the nine months ended September 30, 2013 was $3.26/mcf, up from $2.26/mcf in the same period in 2012.

Gross Revenues

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for %)	2013	2012	Change	2013	2012	Change
Oil revenue
Light oil and NGL	$68,211	$45,594	50%	$181,005	$148,244	22%
Heavy oil	328,145	223,599	47%	756,962	655,235	16%
Total oil revenue	396,356	269,193	47%	937,967	803,479	17%
Natural gas revenue	10,381	8,708	19%	37,344	26,869	39%
Total oil and natural gas revenue	406,737	277,901	46%	975,311	830,348	17%
Heavy oil blending revenue	16,054	21,885	(27)%	61,436	97,041	(37)%
Total petroleum and natural gas revenues	$422,791	$299,786	41%	$1,036,747	$927,389	12%

Petroleum and natural gas revenues increased 41% to $422.8 million for the three months ended September 30, 2013 from $299.8 million for the same period in 2012. The growth in revenues for the three months ended September 30, 2013 was driven by a 47% increase in heavy oil revenues due to higher heavy oil volumes in the Peace River area, higher realized heavy oil pricing resulting from stronger WCS differentials, a 50% increase in light oil and NGL revenues due to success in our U.S. drilling program and higher realized light oil and NGL pricing and a 19% increase in natural gas revenues due to a 16% increase in realized natural gas pricing, as compared to the third quarter of 2012. Revenue for the three months ended September 30, 2013 was slightly offset by the decrease in heavy oil blending revenue, which was down 27% from the same period last year due to an increase in contracted volumes of heavy oil being transported by rail. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require condensate blending. The decrease in heavy oil blending revenue is offset by a decrease in heavy oil blending costs.

Petroleum and natural gas revenues increased 12% to $1,036.7 million for the nine months ended September 30, 2013 from $927.4 million for the same period in 2012. The growth in revenues was driven by a 16% increase in heavy oil revenues due to higher heavy oil volumes in the Peace River area, higher realized heavy oil pricing resulting from stronger WCS differentials, a 22% increase in light oil and NGL revenues due to success in our U.S. drilling program and higher realized light oil and NGL pricing and a 39% increase in natural gas revenues due to significant increases in realized natural gas pricing, as compared to the same period in 2012. Revenue for the nine months ended September 30, 2013 was slightly offset by the decrease in heavy oil blending revenue, which was down 37% from the same period last year due to an increase in contracted volumes of heavy oil being transported by rail.

Royalties

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
Royalties	$83,396	$47,758	75%	$190,684	$146,772	30%
Royalty rates:
Light oil, NGL and natural gas	20.3%	18.6%		21.2%	18.5%
Heavy oil	20.5%	16.9%		19.1%	17.5%
Average royalty rates(1)	20.5%	17.2%		19.6%	17.7%
Royalty expenses per boe	$15.04	$9.57	57%	$12.27	$10.00	23%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the third quarter of 2013 increased to $83.4 million from $47.8 million in the third quarter of 2012. Total royalties for the third quarter of 2013 were 20.5% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.2% for the same period in 2012. Total royalties for the nine months ended September 30, 2013 increased to $190.7 million from $146.8 million in the nine months ended September 30, 2012. Total royalties for the first nine months of 2013 were 19.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.7% for the same period in 2012.

Royalty rates in the three months ended September 30, 2013 for light oil, NGL and natural gas were 20.3%, up from 18.6% in the three months ended September 30, 2012 due to higher royalties on U.S. properties resulting from a carry obligation and higher realized pricing. Royalty rates for heavy oil increased from 16.9% in the three months ended September 30, 2012 to 20.5% in the three months ended September 30, 2013 due to higher commodity prices which impact sliding scale royalty rates, certain farm-in agreements and certain oil sands properties reaching payout.

Royalty rates for light oil, NGL and natural gas increased from 18.5% in the nine months ended September 30, 2012 to 21.2% in the nine months ended September 30, 2013 primarily due to higher royalties on U.S. properties resulting from a carry obligation and higher realized pricing in the first nine months of 2013, partially offset by a higher number of wells qualifying under lower royalty rates and a gas cost allowance credit related to prior years. Royalty rates for heavy oil increased from 17.5% in the nine months ended September 30, 2012, to 19.1% in the nine months ended September 30, 2013 due to higher commodity prices which impact sliding scale royalty rates, certain farm-in agreements and certain oil sands properties reaching payout.

Financial Derivatives

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2013	2012	Change	2013	2012	Change
Realized gain (loss) on financial derivatives(1)
Crude oil	$(16,713)	$6,945	$(23,658)	$(1,104)	$6,080	$(7,184)
Natural gas	744	1,642	(898)	823	4,630	(3,807)
Foreign currency	27	1,676	(1,649)	840	4,474	(3,634)
Interest rate	(3,776)	(1,690)	(2,086)	(7,381)	(3,271)	(4,110)
Total	$(19,718)	$8,573	$(28,291)	$(6,822)	$11,913	$(18,735)

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$(10,463)	$(12,405)	$1,942	$(15,537)	$31,986	$(47,523)
Natural gas	153	(1,861)	2,014	803	(3,469)	4,272
Foreign currency	18,612	5,813	12,799	(4,095)	6,232	(10,327)
Interest rate	(7,649)	1,314	(8,963)	7,136	1,294	5,842
Total	$653	$(7,139)	$7,792	$(11,693)	$36,043	$(47,736)

Total gain (loss) on financial derivatives
Crude oil	$(27,176)	$(5,460)	$(21,716)	$(16,641)	$38,066	$(54,707)
Natural gas	897	(219)	1,116	1,626	1,161	465
Foreign currency	18,639	7,489	11,150	(3,255)	10,706	(13,961)
Interest rate	(11,425)	(376)	(11,049)	(245)	(1,977)	1,732
Total	$(19,065)	$1,434	$(20,499)	$(18,515)	$47,956	$(66,471)

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The realized loss of $19.7 million for the three months ended September 30, 2013 on derivative contracts relates to higher WTI prices and losses on interest rate swaps as London Interbank Offer Rates ("LIBOR") remained low. The unrealized mark-to-market gain of $0.7 million for the three months ended September 30, 2013 relates to a strengthening Canadian dollar against the U.S. dollar at September 30, 2013, as compared to June 30, 2013, offset by the settlement of previously recorded unrealized losses on interest rate swaps upon maturity and higher WTI prices at September 30, 2013 as compared to June 30, 2013.

The realized loss of $6.8 million for the nine months ended September 30, 2013 on derivative contracts relates to losses on interest rate swaps as LIBOR remained low as well as higher WTI prices. The unrealized mark-to-market loss of $11.7 million for the nine months ended September 30, 2013 relates to higher WTI prices and a weakening Canadian dollar against the U.S. dollar at September 30, 2013, as compared to December 31, 2012. This was partially offset by settlement of previously recorded unrealized losses on interest rate contracts.

A summary of the risk management contracts in place as at September 30, 2013 and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements.

Baytex Energy Corp.
Q3 2013 MD&A    Page 5

Production and Operating Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
Production and operating expenses	$72,565	$57,093	27%	$206,780	$172,347	20%
Production and operating expenses per boe:
Heavy oil	$12.22	$10.68	14%	$12.91	$10.78	20%
Light oil, NGL and natural gas	$15.64	$13.67	14%	$14.41	$14.32	1%
Total	$13.09	$11.44	14%	$13.31	$11.74	13%

Production and operating expenses for the three months ended September 30, 2013 increased to $72.6 million from $57.1 million for the same period in 2012. This increase is primarily due to higher production volumes and increases in the costs of fluid handling, repairs and maintenance costs and chemical inputs as well as a prior year equalization charge received in the quarter. Production and operating expenses were $13.09/boe for the three months ended September 30, 2013, as compared to $11.44/boe for the same period in 2012.

Production and operating expenses for the nine months ended September 30, 2013 increased to $206.8 million from $172.3 million for the same period in 2012. This increase is primarily due to higher production volumes, weather conditions in Saskatchewan and North Dakota in the first half of 2013, and increases in the costs of repairs and maintenance, labour, energy and chemical inputs. Production and operating expenses were $13.31/boe for the nine months ended September 30, 2013, as compared to $11.74/boe for the same period in 2012.

Transportation and Blending Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
Blending expenses	$16,054	$21,885	(27)%	$61,436	$97,041	(37)%
Transportation expenses	17,124	22,541	(24)%	59,318	56,912	4%
Total transportation and blending expenses	$33,178	$44,426	(25)%	$120,754	$153,953	(22)%
Transportation expenses per boe(1):
Heavy oil	$3.87	$5.88	(34)%	$4.94	$5.08	(3)%
Light oil, NGL and natural gas	$0.79	$0.52	52%	$0.72	$0.61	18%
Total	$3.09	$4.52	(32)%	$3.82	$3.88	(2)%

(1)	Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the third quarter of 2013 were $33.2 million, as compared to $44.4 million for the third quarter of 2012. Transportation and blending expenses for the first nine months of 2013 were $120.8 million, as compared to $154.0 million for the same period in 2012.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications and to facilitate the marketing of its heavy oil. The cost of blending diluent is recovered in the sale price of the blended product. In the third quarter of 2013, blending expenses were $16.1 million for the purchase of 1,623 bbl/d of condensate at $107.50/bbl, as compared to $21.9 million for the purchase of 2,498 bbl/d at $95.22/bbl for the same period last year. For the nine months ended September 30, 2013, blending expenses were $61.4 million for the purchase of 2,140 bbl/d of condensate at $105.15/bbl, as compared to $97.0 million for the purchase of 3,407 bbl/d at $103.94/bbl for the same period last year. This decrease in blending for the three and nine months ended September 30, 2013, as compared to the comparable periods of 2012, is due to higher volumes of heavy oil transported by rail which does not require blending diluent.

Transportation expenses decreased to $3.09/boe for the three months ended September 30, 2013, as compared to $4.52/boe for the same period of 2012. The decrease in transportation expenses per barrel of heavy oil for the three months ended September 30, 2013 is primarily driven by shorter trucking distances to rail terminals as compared to pipeline delivery distances in previous periods and the reversal of a $4.0 million provision recorded in the prior year.

Transportation expenses decreased slightly to $3.82/boe for the nine months ended September 30, 2013, as compared to $3.88/boe for the same period of 2012. The decrease in transportation expenses per barrel of heavy oil for the nine months ended September 30, 2013 is primarily driven by shorter trucking distances to rail terminals as compared to pipeline delivery distances in previous periods, and lower wait times at rail terminals, partially offset by harsh winter conditions which caused delays and re-routings.

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Q3 2013 MD&A    Page 6

Operating Netback

	Three Months Ended September 30			Nine Months Ended September 30
($ per boe except for % and volume)	2013	2012	Change	2013	2012	Change
Sales volume (boe/d)	60,262	54,233	11%	56,914	53,584	6%
Operating netback(1):
Sales price(2)	$73.36	$55.70	32%	$62.77	$56.56	11%
Less:
Royalties	15.04	9.57	57%	12.27	10.00	23%
Production and operating expenses	13.09	11.44	14%	13.31	11.74	13%
Transportation expenses	3.09	4.52	(32)%	3.82	3.88	(2)%
Operating netback before financial derivatives	$42.14	$30.17	40%	$33.37	$30.94	8%
Financial derivatives gain/(loss)(3)	(2.88)	2.06		0.04	1.03
Operating netback after financial derivatives gain/(loss)	$39.26	$32.23	22%	$33.41	$31.97	5%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.

(3)	Financial derivatives reflect realized gains (losses) on commodity related contracts only and exclude the impact of interest rate swaps.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended September 30, 2013 decreased to $2.2 million from $2.6 million for the same period in 2012 due to a decrease in the expiration of undeveloped land leases, partially offset by an increase in the impairment of evaluation and exploration assets that will not be developed.

Evaluation and exploration expense for the nine months ended September 30, 2013 decreased to $7.7 million from $9.5 million for the same period in 2012 due to a decrease in the expiration of undeveloped land leases, partially offset by an increase in the impairment of evaluation and exploration assets that will not be developed.

Depletion and Depreciation

Depletion and depreciation for the three months ended September 30, 2013 increased to $74.4 million from $71.6 million for the same period in 2012 due to higher production volumes. On a sales-unit basis, the provision for the current quarter was $13.43/boe, as compared to $14.36/boe for the same quarter in 2012. In the third quarter of 2013, we reviewed the groupings of operating areas for depletion purposes, which resulted in a reduction of the estimated depletion rate for the nine months ended September 30, 2013.

Depletion and depreciation for the nine months ended September 30, 2013 increased to $239.5 million from $214.5 million for the same period in 2012. On a sales-unit basis, the provision for the nine months ended September 30, 2013 was $15.41/boe, as compared to $14.61/boe for the same period in 2012. The increase is a result of increased production volumes and higher development costs in certain areas of operation.

General and Administrative Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
General and administrative expenses	$10,970	$9,914	11%	$33,060	$32,239	3%
General and administrative expenses per boe	$1.98	$1.99	(1)%	$2.13	$2.20	(3)%

General and administrative expenses for the three months ended September 30, 2013 increased to $11.0 million from $9.9 million for the same period in 2012 due to higher salary, technical and professional service costs, partially offset by higher capital and operating recoveries. On a sales-unit basis, general and administrative expenses were essentially unchanged in the third quarter of 2013, as compared to the same period in 2012.

General and administrative expenses for the nine months ended September 30, 2013 increased to $33.1 million from $32.2 million for the same period in 2012 due to higher salary, technical and professional service costs, partially offset by lower legal fees and

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higher capital and operating recoveries. On a sales-unit basis, general and administrative expenses decreased from $2.20/boe in the first nine months of 2012 to $2.13/boe in the first nine months of 2013 due to increased production.

Share-based Compensation Expense

On January 1, 2011, Baytex adopted a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, Baytex ceased making grants under the Common Share Rights Incentive Plan (the "Share Rights Plan").

Compensation expense related to the Share Award Incentive Plan decreased to $8.4 million for the three months ended September 30, 2013 from $8.8 million for the three months ended September 30, 2012, due to increased forfeitures and lower share prices attributed to recent new grants. Compensation expense related to the Share Rights Plan decreased to $0.2 million for the three months ended September 30, 2013, as compared to $1.0 million for the three months ended September 30, 2012, as no new grants have been made under this plan since January 1, 2011.

Compensation expense related to the Share Award Incentive Plan increased to $27.0 million for the nine months ended September 30, 2013, as compared to $26.8 million for the nine months ended September 30, 2012, due to additional grants and the continued vesting of awards outstanding. Compensation expense related to the Share Rights Plan decreased to $0.5 million for the nine months ended September 30, 2013, as compared to $2.1 million for the nine months ended September 30, 2012, as no new grants have been made under this plan since January 1, 2011.

Compensation expense associated with the Share Award Incentive Plan and the Share Rights Plan is recognized in income over the vesting period of the share awards or share rights with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards or exercise of share rights is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Financing Costs

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for %)	2013	2012	Change	2013	2012	Change
Bank loan and other	$2,884	$2,488	16%	$7,364	$8,172	(10)%
Long-term debt	7,755	8,700	(11)%	23,149	20,981	10%
Accretion on asset retirement obligations	1,817	1,663	9%	5,167	4,942	5%
Debt financing costs	22	11	100%	2,178	860	153%
Financing costs	$12,478	$12,862	(3)%	$37,858	$34,955	8%

Financing costs for the three months ended September 30, 2013 decreased slightly to $12.5 million, as compared to $12.9 million in the third quarter of 2012, as higher outstanding debt levels were offset by lower interest rates.

Financing costs for the nine months ended September 30, 2013 increased to $37.9 million, as compared to $35.0 million in the first nine months of 2012. The increase in financing costs for the nine months ended September 30, 2013 was primarily attributable to higher interest rates on borrowings and higher credit facility amendment fees, offset by slightly lower debt levels as compared to nine months ended September 30, 2012.

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Foreign Exchange

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and exchange rates)	2013	2012	Change	2013	2012	Change
Unrealized foreign exchange (gain) loss	$(4,030)	$(5,346)	(25)%	$4,706	$(3,234)	(246)%
Realized foreign exchange gain	(28)	(902)	(97)%	(3,629)	(1,002)	262%
Foreign exchange (gain) loss	$(4,058)	$(6,248)	(35)%	$1,077	$(4,236)	(125)%
CAD/USD exchange rates:
At beginning of period	1.0512	1.0191		0.9949	1.0170
At end of period	1.0285	0.9837		1.0285	0.9837

The unrealized foreign exchange gains and losses for the three and nine months ended September 30, 2013 and 2012 are mainly due to foreign exchange translation of the U.S. dollar denominated debt outstanding and the effect of movement of the Canadian dollar against the U.S. dollar in the period.  The U.S. dollar denominated debt is comprised of the US$150 million Series B senior unsecured debentures and, in 2012, the US$180 million portion of the bank loan which was repaid in July 2012.

The unrealized foreign exchange gain of $4.0 million for the third quarter of 2013, as compared to an unrealized gain of $5.3 million for the third quarter of 2012, was mainly the result of the stronger Canadian dollar against the U.S. dollar at both September 30, 2013 (as compared to June 30, 2013) and at September 30, 2012 (as compared to June 30, 2012). The realized foreign exchange gain for the three months ended September 30, 2013 was mainly due to our day-to-day U.S. dollar denominated transactions. The realized foreign exchange gain for the three months ended September 30, 2012 was due to the repayment of the US$180 million bank loan in August 2012, partially offset by losses on our day-to-day U.S. dollar denominated transactions.

The unrealized loss of $4.7 million for the first nine months of 2013, as compared to an unrealized gain of $3.2 million for the first nine months of 2012, was mainly the result of the weaker Canadian dollar against the U.S. dollar at September 30, 2013 (as compared to December 31, 2012) and the stronger Canadian dollar against the U.S. dollar at September 30, 2012 (as compared to December 31, 2011). The realized gain in the nine months ended September 30, 2013 was mainly due to our day-to-day U.S. dollar denominated transactions.

Income Taxes

For the nine months ended September 30, 2013, income tax expense was $40.6 million, consisting of $6.8 million of current income tax recovery and $47.4 million of deferred income tax expense, as compared to $122.8 million for the nine months ended September 30, 2012 consisting of $13.6 million of current income tax and $109.2 million of deferred income tax expense.

When compared to the prior year, the decrease in income tax expense is primarily the result of a decrease in the amount of gain on divestiture of oil and gas properties.

Our U.S. corporate tax returns for the 2012 tax year were filed during the third quarter of 2013 and the recovery of $6.3 million of current income tax reflects a true-up of current taxes previously estimated. We do not expect to incur any cash income tax expense nor receive any additional tax refund during the fourth quarter of 2013.

Net Income

Net income for the three months ended September 30, 2013 was $87.3 million, as compared to net income of $26.8 million for the same period in 2012. The increase in net income was due to higher operating netbacks, offset by realized financial instrument losses in 2013 as compared to gains in 2012 and higher deferred income tax expenses.

Net income for the nine months ended September 30, 2013 was $133.7 million, as compared to $227.0 million for the same period in 2012. The decrease in net income was due to a gain on disposition of U.S. properties of $172.8 million in 2012 which was not repeated in 2013, financial instrument losses in 2013 as compared to gains in 2012 and higher depletion and depreciation, offset by higher operating netbacks.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities which form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

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The $6.7 million balance of accumulated other comprehensive loss at September 30, 2013 is the sum of a $12.4 million foreign currency translation loss incurred as at December 31, 2012 and a $5.7 million foreign currency translation gain related to the nine months ended September 30, 2013.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended		Nine Months Ended
($ thousands except for %)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Cash flow from operating activities	$204,093	$142,368	$459,573	$416,430
Change in non-cash working capital	1,776	6,497	21,334	16,210
Asset retirement expenditures	3,944	1,205	8,190	2,353
Financing costs	(12,478)	(12,862)	(37,858)	(34,955)
Accretion on asset retirement obligations	1,817	1,663	5,167	4,942
Accretion on debentures and long-term debt	166	173	488	492
Funds from operations	$199,318	$139,044	$456,894	$405,472
Dividends declared	$82,029	$79,622	$244,420	$236,895
Reinvested dividends	(20,675)	(26,982)	(66,291)	(76,753)
Cash dividends declared (net of DRIP)	$61,354	$52,640	$178,129	$160,142
Payout ratio	41%	57%	53%	58%
Payout ratio (net of DRIP)	31%	38%	39%	39%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, a level of judgment is required to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $61.4 million for the third quarter of 2013 were funded by funds from operations of $199.3 million. Cash dividends declared, net of DRIP participation, of $178.1 million for the first nine months of 2013 were funded by funds from operations of $456.9 million.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	September 30, 2013	December 31, 2012
Bank loan	$244,651	$116,394
Long-term debt(1)	454,275	449,235
Working capital deficiency	57,703	34,197
Total monetary debt	$756,629	$599,826

(1)	Principal amount of instruments.

At September 30, 2013 total monetary debt was $756.6 million, as compared to $599.8 million at December 31, 2012. Total credit facilities in place are $850.0 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached an agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities contain standard commercial covenants for facilities of this nature. Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or LIBOR, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011, July 10, 2012, January 14, 2013 and August 9, 2013).

The weighted average interest rate on the bank loan for the nine months ended September 30, 2013 was 4.80% (year ended December 31, 2012 - 3.95% and nine months ended September 30, 2012 - 3.29%).

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On August 26, 2012, we redeemed our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) at 104.575% of the principal amount. The payment of the redemption price was funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands)	2013	2012	2013	2012
Land	$1,402	$3,813	$6,802	$10,600
Seismic	94	795	860	2,337
Drilling and completion	69,485	81,534	310,655	246,125
Equipment	50,503	26,935	147,495	92,821
Other	—	49	28	56
Total exploration and development	$121,484	$113,126	$465,840	$351,939
Total acquisitions, net of divestitures	2,838	2,160	(41,340)	(302,733)
Total oil and natural gas expenditures	124,322	115,286	424,500	49,206
Other plant and equipment, net	12	2,454	4,732	9,121
Total capital expenditures	$124,334	$117,740	$429,232	$58,327

During the three months ended September 30, 2013, Baytex drilled 58.3 net wells, as compared to 47.9 net wells in the three months ended September 30, 2012. During the nine months ended September 30, 2013, Baytex drilled 193.9 net wells, as compared to 142.2 net wells in the nine months ended September 30, 2012. Over the first nine months of 2013, capital investment activity has progressed as planned in our key development areas. Our thermal development projects are proceeding on schedule with facility construction underway at both our 15-well cyclic steam stimulation module at Cliffdale and our Gemini steam-assisted gravity drainage pilot project.

Shareholders’ Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at October 25, 2013 the Company had 124,892,741 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded with funds from operations. These obligations as of September 30, 2013, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$225,230	$225,230	$—	$—	$—
Dividends payable to shareholders	27,389	27,389	—	—	—
Bank loan(1)	244,651	—	—	244,651	—
Long-term debt(2)	454,275	—	—	—	454,275
Operating leases	41,680	6,351	12,754	12,498	10,077
Processing agreements	27,229	1,708	4,367	4,431	16,723
Transportation agreements	69,661	4,070	18,542	17,422	29,627
Total	$1,090,115	$264,748	$35,663	$279,002	$510,702

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two, three or four year period (subject to a maximum four-year term at any time). Unless extended, the revolving period will end on June 14, 2017, with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at September 30, 2013 and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements.

QUARTERLY FINANCIAL INFORMATION

	2013			2012				2011
($ thousands, except per common share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenues	422,791	341,011	272,945	292,095	299,786	284,248	343,355	367,813
Net income	87,331	36,192	10,149	31,620	26,773	157,280	42,958	57,780
Per common share - basic	0.70	0.29	0.08	0.26	0.22	1.32	0.36	0.49
Per common share - diluted	0.70	0.29	0.08	0.26	0.22	1.30	0.36	0.48

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FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.
Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.
These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.